Mail Stop 4561
								September 23, 2005

Mr. Howard C. Naphtali
Chief Financial Officer
Investment Technology Group, Inc.
380 Madison Avenue
New York, New York 10017

Re:	Investment Technology Group, Inc.
	Form 10-K and 10-K/A for the fiscal year ended
	December 31, 2004
	Forms 10-Q for quarterly periods ended
	March 31, 2005 and June 30, 2005
      File No.  333-78309

Dear Mr. Naphtali:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please respond to these comments and be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


March 16, 2005 Form 8-K

1. We note that you revised your results for the fourth quarter and full year 2004 to reflect an $806,000 increase in your tax provision relating to a previous acquisition. Please tell us the acquisition to which this additional tax provision relates, the circumstances leading to your decision to record the additional tax provision, and how you determined the amount of the adjustment Please confirm that this adjustment is reflected in your December 31, 2004 Form 10-K.



July 18, 2005 Form 8-K

2. Please tell us when you intend to file financial statements and pro forma information for your acquisition of The MacGregor Group, Inc. Refer to Item 9.01 of Form 8-K.

      Please respond to this comment within ten business days or tell us when you will respond. Please furnish a cover letter that keys your response to our comment and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.











	You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3449 if you have questions regarding our comment on the financial statements and related matters.



							Sincerely,


							Joyce Sweeney
							Branch Chief
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Mr. Howard C. Naphtali
Chief Financial Officer
Investment Technology Group, Inc.
September 23, 2005
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